Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post-Effective Amendment No. 3 to the Registration Statement (Form S-8 No. 333-11598) pertaining to the 1990 Trintech Group PLC Share Option Scheme; the 1997 Trintech Group PLC Share Option Scheme, as amended; the 1998 Trintech Group PLC Directors and Consultants Share Option Scheme, as amended; the 1999 Trintech Group PLC Employee Purchase Plan, as amended; and, the 1999 Trintech Group PLC U.S. Employee Share Purchase Plan, as amended, of our report dated May 29, 2007, with respect to the consolidated financial statements and schedule of Trintech Group PLC included in its Annual Report (Form 20-F) for the fiscal year ended January 31, 2007, filed with the Securities and Exchange Commission.

Ernst & Young

Dublin, Ireland

August 23, 2007